SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29609

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pegasus Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Blassingame (703) 469-1109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Young, Brophy & Co., P.C.
(Name – *if individual, state last, first, middle name*)

12501 Prosperity Drive, Suite 250	Silver Spring,	MD	20904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John M. Blassingame, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pegasus Capital Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certificate of Acknowledgment
City of Arlington, VA
The foregoing instrument was acknowledged before me this 28th day of February 2002

[signature]
Signature

CFO
Title

[signature]
Notary Public My commission expires 8/31/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEGASUS CAPITAL CORPORATION

Statement of Financial Condition and
Independent Auditors' Report

December 31, 2001

Young, Brophy & Co. P.C.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Pegasus Capital Corporation:

We have audited the accompanying statement of financial condition of Pegasus Capital Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pegasus Capital Corporation as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

Young Brophy & Co PC

February 26, 2002

12501 Prosperity Drive, Suite 250 Silver Spring, MD 20904-1689 (301) 680-0040 Fax (301) 680-0560

PEGASUS CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	60,459
Fees receivable		1,088,508
Prepaid expenses		7,540
Property and equipment, net		-
	$	1,156,507

Liabilities and Stockholder's Equity

Liabilities		
Due to affiliate	$	10,655
Income taxes payable to parent company		435,403
		446,058
Stockholder's equity		
Common stock, par value $.10; 2,000,000 shares authorized, 322,500 shares issued and outstanding		32,250
Additional paid-in capital		120,029
Retained earnings (deficit)		558,170
Total stockholder's equity		710,449
	$	1,156,507

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Notes to Financial Statement

December 31, 2001

1. Summary of Significant Accounting Policies

General

Pegasus Capital Corporation (the Company) is a wholly-owned subsidiary of FBR Asset Investment Corporation (FBR Asset) which is a real estate investment trust. Since its inception until April 2, 2001 the Company was a wholly-owned subsidiary of Money Management Associates (MMA) (a limited partnership) which is a registered investment adviser under the Investment Advisers Act of 1940.

During 1994, the Company signed a restriction agreement with NASD Regulation, Inc. and entered into a service agreement with MMA that effectively curtailed all retail brokerage services in which the Company had previously participated. Under the service agreement, the Company was authorized only to supervise, counsel, and review the operations of brokerage agreements between MMA and its clients or provide similar services to others. On August 20, 1999, the Company terminated its service agreement with MMA in writing. On September 20, 1999, the Company filed an amendment to Form BD requesting a change in business operations to that of mutual fund distributor and on February 7, 2000, NASD Regulation, Inc. granted the membership application of the Company allowing the firm to commence business operations as such. On January 16, 2002, the Company filed an amendment to Form BD requesting a change in business operations to allow the Company to engage in the limited business of providing financial advisory services primarily involving the structuring of investment banking transactions. The Company did not have any employees for the year ended 2001.

Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company receives substantially all of its revenue through fee sharing agreements with Friedman, Billings, Ramsey & Co., Inc. The loss of these fee sharing arrangements may have a materially adverse effect on the operations of the Company.

Certain administrative and overhead expenses that the Company incurs in continuing as a separate entity are provided by FBR Asset. Certain officers of FBR Asset are officers and directors of the Company.

3. Reserve Requirements

The Company does not maintain customer accounts or hold securities. Therefore, the Company is not obligated to report under SEC Rule 15c3-3, which addresses reserve requirements and custody and control of securities, under the exemption contained in SEC Rule 15c3-3(k)(1) -- limited business.

PEGASUS CAPITAL CORPORATION

Notes to Financial Statement

December 31, 2001

4. Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital, as defined under the requirement, of $49,804 and $6,922 at December 31, 2001 and 2000, respectively, which was in excess of its required net capital of $29,737 and $5,000 for 2001 and 2000, respectively; the ratio of the Company's aggregate indebtedness to net capital was less than 8.96 to 1.

5. Income Taxes

Income taxes are computed under the provisions of the Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". The Company participates in the filing of a consolidated income tax return with FBR Asset and the affiliated group. The Company is allocated a portion of consolidated income tax expense and the related liabilities on a separate return basis. For Federal income tax purposes, approximately $78,000 of net operating loss carryforwards exist to offset future taxable income. The Internal Revenue Code limits the use of the net operating loss carryforwards when a change in ownership occurs. No net operating loss carryforward was used in either 2001 or 2000. These carryforwards begin to expire in 2007. No tax benefit has been reported in the accompanying financial statements as realization of deferred tax assets is dependent upon sufficient future taxable income. Accordingly, the $25,500 tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

Income taxes payable to parent company on the statement of financial condition represents the Company's share of the consolidated income tax liability for the year ended December 31, 2001.

(Concluded)

Young, Brophy & Co. P.C.
Certified Public Accountants

Board of Directors
Pegasus Capital Corporation

In planning and performing our audit of the financial statements of Pegasus Capital Corporation for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pegasus Capital Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control

12501 Prosperity Drive, Suite 250 Silver Spring, MD 20904-1689 (301) 680-0040 Fax (301) 680-0560

structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Young, Brophy & Co., P.C.

February 26, 2002

Young, Brophy & Co. P.C.
Certified Public Accountants

Independent Auditors' Report on Supplementary Information
Required by SEC Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Pegasus Capital Corporation

We have audited the financial statements of Pegasus Capital Corporation for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Young Brophy & Co., P.C.

February 26, 2002

12501 Prosperity Drive, Suite 250 Silver Spring, MD 20904-1689 (301) 680-0040 Fax (301) 680-0560

Schedule I

Pegasus Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholder's equity	$ 710,449
Deduct non-allowable liabilities:	
Receivable from affiliate	(653,105)
Prepaid expenses	(7,540)
Net capital before haircuts on security positions	49,804
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	-
Net capital	$ 49,804
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 446,058
Computation of basic net capital requirement	
Minimum net capital required	$ 29,737
Excess net capital	$ 20,067
Ratio: Aggregate indebtedness to net capital	8.96 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	49,804
Net audit adjustments	-
	$ 49,804

Schedule II

Pegasus Capital Corporation
Computation for Determination of Reserve Requirements
Under rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Credit Balances	-
Debit Balances	-
Reserve computation	-
Required deposit	-

No material differences exist between the company's computation and the computation above.

Schedule III

Pegasus Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

	$ -
Number of items	-

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

	$ -
Number of items	-